Exhibit 99.3

SOLOWIN HOLDINGS Reports Unaudited Financial Results for First Half of Fiscal Year 2026

Revenue Soars 453% As Global Expansion Accelerates

Hong Kong, January 9, 2026 /PRNewswire/ -- SOLOWIN HOLDINGS (Nasdaq: AXG) (“SOLOWIN” or the “Company”, or “we”), a leading financial technology firm bridging traditional and digital assets, today announced robust unaudited financial results for the first half of fiscal year 2026 ended September 30, 2025. Revenue surged 453% year-over-year to $5.84 million, while net loss narrowed by 26% to $4.63 million, underscoring the successful execution of the Company’s “traditional finance + digital assets” dual strategy, with digital assets-related services delivering significant synergistic growth.

Mr. Ling Ngai Lok, Chief Executive Officer and Chairman of SOLOWIN, commented: “Our first-half performance demonstrates the meaningful progress we have made in executing our strategic vision. Assets under management (AUM) on our platform grew to $820 million, institutional clients increased 110% year-over-year to 120, and active users reached 16,000. These results were driven by continuous product innovation, including the launch of the industry’s first Real Yield Token (RYT) and Tokenization-as-a-service solutions, further strengthening SOLOWIN’s position as a globally integrated financial services platform. During the period, stablecoin and fiat trading volume reached $86 million.

“Guided by our ‘organic growth plus strategic acquisitions’ dual-engine strategy, we are accelerating global expansion in a disciplined yet efficient manner. We entered the Saudi Arabian market through a strategic partnership with CITIC, established an operation center in Dubai, and expanded into Singapore through the acquisition of a Major Payment Institution (MPI) license. Most notably, our $350 million acquisition of AlloyX represents a key milestone in building a comprehensive global network of financial services and regulatory licenses, particularly across stablecoin and other high-growth markets.

“Looking ahead, we will remain focused on strengthening our global payments infrastructure and advancing institutional-grade digital assets services. We believe our expanding portfolio of international licenses will further reinforce the bridge between traditional and digital finance, enabling us to deliver sustainable, long-term value for our shareholders and clients.”

Financial Results for the Six Months Ended September 30, 2025

Revenue

Revenue increased by 453% to $5.84 million for the six months ended September 30, 2025, from $1.06 million for the same period of last year. The increase in revenue was mainly driven by the increase in revenue from digital assets related services. As a result of the AlloyX Group acquisition, prior period amounts may not be comparable to current period amounts or expected future trends. AlloyX Group’s results of operations are included from September 3, 2025.

Traditional Financial Services

	For the six months ended September 30,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	$13	-	$75	8%
Investment advisory fees	159	3%	318	30%
Corporate consultancy service income	160	3%	237	22%
Asset management income – related parties	328	6%	380	36%
Interest income	-	-	30	3%
Referral income	2	-	-	-
Total	$662	12%	$1,040	99%

●	Revenue from securities brokerage commissions and handling income decreased to $13,000 for the six months ended September 30, 2025, from $75,000 for the same period of 2024. The decrease in commissions earned is due to a lower volume of trading activity in the U.S. market.

●	Revenue from investment advisory fees decreased by $159,000, or 50% to $159,000 for the six months ended September 30, 2025, from $318,000 for the same period of 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from corporate consultancy service decreased to $160,000 for the six months ended September 30, 2025, from $237,000 for the same period of 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from asset management from related parties decreased by $52,000, or 14% to $328,000 for the six months ended September 30, 2025, from $380,000 for the same period of 2024. The decrease was primarily due to decrease of performance fees derived from Grow World II LPF, resulting from reduced investor subscriptions and weaker fund performance for the six months ended September 30, 2025.

●	Revenue from interest income decreased by $30,000, or 100% to nil for the six months ended September 30, 2025, from $30,000 for the same period of 2024. The decrease was primarily due to decrease in outstanding deposits from the rolling balance cash clients in relation to the securities brokerage services and decrease in bank deposit interest rates.

●	Referral income increased to $2,000 for the six months ended September 30, 2025, from nil for the same period of 2024. The referral income was generated by referring investors to the Company’s corporate customers or brokers for IPO subscriptions in oversea markets. The Company acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the six months ended September 30, 2024.

Digital Assets-Related Services

	For the six months ended September 30,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Virtual assets service income	5,180	88%	15	1%
Total	$5,180	88%	$15	1%

●	Virtual assets service income increased to $5,180,000 for the six months ended September 30, 2025, from $15,000 for the same period of 2024. The increase is primarily attributable to the growing adoption of the Company’s virtual assets services, including trading of digital assets, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF, as well as the integrated solutions services provided by AlloyX Group to clients during current period.

Expenses

Expenses increased to $10.49 million for the six months ended September 30, 2025, from $7.35 million for the same period of last year. The increase was mainly due to increase in general and administrative expenses and virtual assets service costs for the six months ended September 30, 2025.

●	Commission and handling expenses – Commission and handling expenses increased to $133,000 for the six months ended September 30, 2025, from $18,000 for the same period of 2024. The increase was mainly due to increase in trading activities in relation to virtual assets products.

●

General and administrative expenses – General and administrative expenses increased to $3,469,000 for the six months ended September 30, 2025, from $2,016,000 for the same period of 2024. The Company’s general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, and general office expenses. Such increase was mainly due to increase in professional and consultation fee in relation to the newly launched digital assets business and increase in office lease expenses for new offices.

●	Virtual assets service costs – Virtual assets service costs increased to $4,665,000 for the six months ended September 30, 2025, from nil for the same period of 2024. The increase was due to the expansion and development of the Company’s virtual assets services during the current period.

●	Marketing and promotion expenses – The Company’s marketing and promotion expenses consist primarily of expenses related to advertising and other promotional activities. The Company’s marketing and promotion expense decreased by $419,000, to $515,000 for the six months ended September 30, 2025, from $934,000 for the six months ended September 30, 2024. This decrease reflects fewer significant marketing events comparing to the prior period.

●	Allowance for (reversal of) credit losses – The Company recorded provision for expected credit losses of $35,000 for the six months ended September 30, 2025, compared to the reversal of provision for expected credit losses of $412,000. This is in line with the increase in overall receivables balances.

●

Employee Benefits Expenses – The Company’s employee benefits expenses decreased by $2,694,000, or 62%, to $1,673,000 for the six months ended September 30, 2025, from $4,367,000 for the six months ended September 30, 2024. This decrease was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,980,000 ordinary shares were issued to employees as share rewards during the six months ended September 30, 2024, but no such costs were incurred during the six months ended 30 September 2025, which was partly offset by the increase in headcount after acquisition of subsidiaries during the six months ended September 30, 2025.

●	Referral fee – For the six months ended September 30, 2024, the Company incurred referral fee of $139,000 related to the Company’s investment banking segment. These expenses were associated with the successful referral of clients for corporate consultancy or financial advisory service. No such referral expenses were recorded during the same period in 2025.

●	Share of Results of an Associate – For the six months ended September 30, 2025 and 2024, the Company recorded its share of the associate’s gain of $3,000 and loss of $27,000, respectively. This reflects the Company’s equity method accounting for its investment in an associate company.

●	Impairment loss of long-term investments – For the six months ended September 30, 2024, the Company recorded an impairment loss of $259,000 on one of its long-term investments which does not have a readily determinable fair value. No impairment losses were recorded during the same period in 2025.

Loss from Operations

Loss from operations decreased to $4.64 million for the six months ended September 30, 2025, from $6.26 million for the same period of last year.

Other Income

Other income for the six months ended September 30, 2024 mainly consisted of interest income from loan receivables. Decrease in other income was mainly due to that no such income was received for the six months ended September 30, 2025.

Net Loss

Net loss decreased to $4.63 million for the six months ended September 30, 2025, as compared to $6.26 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share decreased to $0.07 for the six months ended September 30, 2025, as compared to $0.39 for the same period of last year.

Financial Condition

As of September 30, 2025, cash and cash equivalents increased to $8.78 million, from $3.84 million as of March 31, 2025.

Net cash used in operating activities was $4.44 million for the six months ended September 30, 2025, compared to net cash provided by operating activities of $0.78 million for the same period of last year. The increase of $7.56 million in receivables from customers and the increase of $1.30 million in prepaid expenses and other current assets, offset by the increase of $4.67 million in payables to virtual assets service providers, and repayment of other borrowings of $0.42 million, were the primary drivers of the cash used in operating activities during the current period.

Net cash provided by investing activities was $0.62 million for the six months ended September 30, 2025, mainly consisted of cash and bank balances arising from acquisition of subsidiaries, compared to net cash provided by investing activities of $0.26 million for the same period of last year.

Net cash provided by financing activities increased to $10.06 million for the six months ended September 30, 2025, mainly representing the proceeds from capital injections from investors, compared to $0.02 million for the same period of last year.

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: AXG) is a global leading financial technology firm focused on digital currency payments and asset tokenization. Founded in 2016, it has dedicated to bridging traditional and decentralized finance by building a secure, efficient and compliant financial infrastructure that provides integrated digital asset solutions for global investors and institutions. Leveraging its Hong Kong Securities and Futures Commission (SFC)-licensed subsidiary Solomon JFZ (Asia) Holdings Limited, along with other key subsidiaries such as AlloyX Group and AX Coin, the Company has developed a multi-jurisdictional, vertically integrated, enterprise-grade new financial platform encompassing global stablecoin payments, corporate treasury and private wealth management and tokenization as a service. Backed by leading international institutional investors, the Company manages compliant and transparent digital assets that are closely connected to the real economy. The Company is committed to establishing itself as a leading global digital asset financial platform, driving the seamless convergence of traditional finance and the digital assets ecosystem.

For more information, visit the Company’s website at https://www.alloyx.com or investor relations webpage at https://ir.alloyx.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242

Email: investors@ascent-ir.com

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2025	2025
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	8,780	3,838
Cash segregated for regulatory purpose	6,312	5,019
Receivables from:
Customers, net of allowance for credit losses of $509,000 and $500,000 as of September 30, 2025 and March 31, 2025, respectively	5,084	146
Customers - related parties, net of allowance for credit losses of $17,000 and $1,000 as of September 30, 2025 and March 31, 2025, respectively	277	46
Brokers-dealers and clearing organizations, net of allowance for credit losses of $10,000 and nil as of September 30, 2025 and March 31, 2025, respectively	873	19
Prepaid expenses and other current assets, net	976	577
Short-term investments	5,800	-
Amount due from related parties	234	12
Amount due from a director of a subsidiary	18	-
Total current assets	28,354	9,657

Non-current assets:
Investment in associates	7,504	-
Long-term investments, net	494	368
Property and equipment, net	261	157
Operating lease right-of-use assets, net	2,054	671
Intangible assets, net	71	86
Refundable deposits	771	1,017
Prepaid expenses, net	604	352
Goodwill	343,053	-
Total non-current assets	354,812	2,651
TOTAL ASSETS	383,166	12,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	-	420
Payables to customers	6,682	5,022
Accruals and other current liabilities	684	524
Payables to virtual assets service providers	4,665	-
Operating lease liabilities - current	914	577
Amount due to directors	100	951
Amount due to a related party	1	-
Total current liabilities	13,046	7,494

Non-current liabilities:
Operating lease liabilities - non-current	1,125	83
Total non-current liabilities	1,125	83
TOTAL LIABILITIES	14,171	7,577

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 155,825,986 and 8,440,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively)	16	1
Class B Ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 31,371,599 and 8,040,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively)	3	1
Additional paid-in capital	388,097	19,219
Accumulated losses	(19,154)	(14,522)
Accumulated other comprehensive income	17	32
	368,979	4,731
Non-controlling interests	16	-
TOTAL EQUITY	368,995	4,731

TOTAL LIABILITIES AND EQUITY	383,166	12,308

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	13	75
Investment advisory fees	159	318
Corporate consultancy service income	160	237
Asset management income - related parties	328	380
Virtual assets service income	5,180	15
Interest income	-	30
Referral income	2	-
Total revenues	5,842	1,055

Expenses
Marketing and promotion expenses	515	934
Commission and handling expenses	133	18
Professional fee	1,673	539
Information technology expenses	685	309
Office expenses	433	447
Allowance for (reversal of) credit losses	35	(412)
Employee benefits expenses	1,673	4,367
Referral fee	-	139
Virtual assets service costs	4,665	-
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
General and administrative expenses	678	721
Total expenses	10,487	7,348

Other income
Interest income	6	34
Other income	5	4
Total other income	11	38

Loss before income tax expense	(4,634)	(6,255)

Income tax expense	-	-

Net loss	(4,634)	(6,255)

Net loss attributable to
Owners of the Company	(4,632)	(6,255)
Non-controlling interests	(2)	-
	(4,634)	(6,255)

Other comprehensive (loss) income
Foreign currency translation adjustment	(15)	31
Total comprehensive loss	(4,649)	(6,224)

Attributable to
Owners of the Company	(4,647)	(6,224)
Non-controlling interests	(2)	-
	(4,649)	(6,224)

Basic and diluted net loss per share	(0.07)	(0.39)
Weighted average number of shares outstanding - basic and diluted*	70,503,638	15,961,639

*	Retroactively restated for effect of share re-classification on December 17, 2024

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
	$’000	$’000
Cash flows from operating activities:
Net loss	(4,634)	(6,255)
Adjustment to reconcile net loss to cash used in operating activities:
Amortization of intangible assets	4	15
Depreciation of property and equipment	52	36
Amortization of operating lease right-of-use assets	386	-
Allowance for (reversal of) credit losses	35	(412)
Share based compensations	-	3,312
Loss on disposal of intangible assets	11	-
Share of results of an associate	(3)	27
Impairment loss of long-term investments	-	259
Interest income from loan to a third party	-	(26)
Change in operating assets and liabilities:
Change in receivables from customers	(5,194)	2,361
Change in receivables from brokers-dealers and clearing organizations	(864)	(208)
Change in refundable deposits	246	(13)
Change in prepaid expenses and other current assets	(558)	737
Change in amounts with related parties	(1)	-
Change in payables to customers	1,660	571
Change in payables to clearing organizations	-	170
Change in accruals and other current liabilities	153	71
Change in payables to virtual assets service providers	4,665	-
Change in contract liabilities	-	151
Change in operating lease liabilities	(402)	(12)
Cash (used in) provided by operating activities	(4,444)	784

Cash flows from investing activities
Purchase of intangible assets	-	(67)
Purchase of property and equipment	(3)	(21)
Purchase of long-term investments, net	(126)	(658)
Acquisition of subsidiaries	760	-
Purchases of short-term investments	(7)	-
Repayment of loan from a third party	-	1,010
Cash provided by investing activities	624	264

Cash flows from financing activities
Proceeds from capital injections from investors	11,394	-
Advance from related parties	-	22
Repayment of other borrowings	(420)	-
Change in amounts with a director of a subsidiary	18	-
Change in amounts with directors	(937)	-
Cash provided by financing activities	10,055	22

Net change in cash, cash equivalents and cash segregated for regulatory purpose	6,235	1,070
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the period	8,857	7,251
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the period	15,092	8,321

Supplementary cash flows information
Cash received from interest income	6	34

Supplemental schedule of non-cash investing and financing activities
Right-of-use assets obtained in exchange of new operating lease liabilities	1,043	-
Investment of associate through issuance of Class A Ordinary Shares	7,500	-
Investment of subsidiaries through issuance of Class A and Class B Ordinary Shares	350,000	-

	As of September 30,	As of September 30,
	2025	2024
	$’000	$’000
Reconciliation to amounts on interim condensed consolidated balance sheets:
Cash at banks	3,810	2,459
Money market funds	4,970	-
Total cash and cash equivalents	8,780	2,459
Cash segregated for regulatory purpose	6,312	5,862
Total cash, cash equivalents and cash segregated for regulatory purpose	15,092	8,321